EXHIBIT 2

STATISTICAL SUMMARY

For the Years Ended December 31	2003	2002	2001	2000	1999
MILLING OPERATIONS
Tonnes processed (thousands)
El Peñón(1)	704	688	715	739	165
Jerritt Canyon(2)	198	399	400	408	438
Gold grade (grams per tonne milled)
El Peñón	14.7	15.5	14.6	13.0	4.8
Jerritt Canyon	8.1	8.8	8.7	8.1	8.6
Gold recoveries
El Peñón	97%	95%	94%	94%	94%
Jerritt Canyon	88%	88%	88%	90%	91%
LEACHING OPERATION – BEARTRACK (3)
Tonnes mined (thousands)	—	—	—	839	4,671
Gold grade (cyanide soluble grams per tonne)	—	—	—	0.9	1.1
Gold recovery	—	—	—	90%	90%
PRODUCTION (in thousands of ounces)
Gold
El Peñón	321	328	318	289	21
Jerritt Canyon	46	100	98	95	109
Beartrack	4	9	19	72	133

Total gold	371	437	435	456	263
Silver
El Peñón	4,283	5,077	4,752	4,018	214
Beartrack	1	5	24	105	173

Total silver	4,284	5,082	4,776	4,123	387
Cash cost of production (USD per gold ounce)
El Peñón	$54	$35	$43	$48	$—
Jerritt Canyon	278	257	218	217	191
Beartrack	—	—	—	125	140
Average	82	87	83	95	163
Total cost of production (USD per gold ounce)
El Peñón	110	84	94	96	—
Jerritt Canyon	351	331	285	262	244
Beartrack	—	—	—	273	284
Average	140	141	138	157	266

Notes

The cash cost of production includes all direct mining and processing expenses less silver credits, which are treated as a by-product. The total cost of production comprises the cash cost of production plus depreciation, depletion, amortization and reclamation provision.

(1)	El Peñón commenced commercial production on January 1, 2000. Amounts in 1999 reflect pre-production with operating costs capitalized as part of the project.

(2)	The Company completed the sale of its 30% interest in the Jerritt Canyon Joint Venture as of June 30, 2003. All amounts for Jerritt Canyon represent the Company’s share of the joint venture.

(3)	Beartrack operations ceased mining in April 2000 and concluded economic recovery by September 2000. All residual gold production has been recorded as a reduction of restoration and closing costs.

CAUTIONARY STATEMENT

Certain statements in this Annual Report constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events, including forecast production, earnings and cash flows, to be materially different from any future results, performances or achievements or other events expressly or implicitly predicted by such forward-looking statements. Such risks, uncertainties and other factors include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, recent operating losses, uncertainty of title to properties, risk associated with foreign operations, environmental risks and hazards, proposed legislation affecting the mining industry, litigation, governmental regulation of the mining industry, properties without known minable reserves, uncertainty as to calculations of reserves, mineral deposits and grades, requirement of additional financing, uninsured risks, risk of hedging strategies, competition, dependence on key management personnel, potential volatility of market price of the Company’s common shares, dilution and certain anti-takeover effects.

MERIDIAN GOLD INC. 2003 ANNUAL REPORT

MARKET FOR THE REGISTRANT’S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

The principal public trading markets for Meridian Gold common shares are the Toronto Stock Exchange and the New York Stock Exchange. The quarterly high and low trading prices of Meridian Gold common shares as reported on such exchanges for the years ended December 31, 2003 and 2002 are set forth in the table of Selected Quarterly Financial Data (page 19).

The year-end 2003 and 2002 market price of Meridian Gold common shares was CDN$18.93 and $27.74, respectively, on the Toronto Stock Exchange and US$14.61 and $17.63, respectively, on the New York Stock Exchange.

Meridian Gold had 1,315 shareholders of record as of December 31, 2003.

SELECTED FINANCIAL DATA

The following selected financial data have been derived from the consolidated financial statements of Meridian Gold Inc.

For the Years Ended December 31
(in millions of USD, except share and per share data)	2003	2002	2001	2000	1999
SUMMARY OF OPERATIONS
Sales	$132.6	$133.6	$115.4	$128.3	$71.2
Cost and expenses
Cost of sales	28.6	38.7	35.2	47.3	53.0
Depreciation, depletion and amortization	21.9	22.8	22.5	24.0	18.9
Exploration costs	16.0	10.7	12.3	12.3	10.2
Selling, general and administrative expenses	9.8	7.5	7.3	6.4	5.0
Other operating expense (income)	0.6	1.1	0.2	(1.2)	(0.9)

Total costs and expenses	76.9	80.8	77.5	88.8	86.2

Operating income (loss)	55.7	52.8	37.9	39.5	(15.0)
Interest income	1.4	1.8	1.8	0.4	1.7
Gain (loss) on sale of assets	4.6	0.2	1.9	0.1	(0.4)

Income (loss) before income taxes	61.7	54.8	41.6	40.0	(13.7)
Income tax expense (benefit)	24.9	13.3	2.9	(0.6)	0.0

Net income (loss)	$36.8	$41.5	$38.7	$40.6	$(13.7)

(Per share data in USD)
Net income (loss) per Common Share – basic	$0.37	$0.48	$0.52	$0.55	$(0.19)
Net income (loss) per Common Share – diluted	$0.37	$0.47	$0.51	$0.54	$(0.19)

(Shares in thousands as of 12/31/03)
Weighted average common shares outstanding – basic	99,060	86,748	75,128	74,245	73,726

Weighted average common shares outstanding – diluted	100,270	87,798	76,122	75,025	73,726
(Note shares as of 12/31/03 are the same as of issuance of this document)

TOTAL ASSETS AS OF DECEMBER 31	$851.9	$728.6	$217.5	$170.5	$141.5

TOTAL LONG-TERM DEBT (INCLUDING CURRENT PORTION) AS OF DECEMBER 31	$—	$—	$—	$18.0	$30.0

MERIDIAN GOLD INC. 2003 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

(All dollar amounts are in U.S. dollars)

SUMMARY

Sales

Revenue for 2003 of $132.6 million was 1% lower than 2002 revenue of $133.6 million. Revenue for 2003 includes only six months of Jerritt Canyon sales as the Company completed the sale of its 30% interest in the Jerritt Canyon Joint Venture (“JCJV”) on June 30, 2003. Sales benefited from a 17% increase in net realized gold prices. The average realized gold price was $367 per ounce for the year, an improvement of $52 per ounce over the prior year of $315 per ounce, reflecting the Company’s ability to capitalize on the rising gold market with its unhedged sales position. Sales in 2003 and 2002 included $1.9 million of deferred revenue recognized on the closing of put options.

Results of Operations

Operating income of $55.7 million remained strong year over year, recording a 6% improvement to 42%, versus 40% in the prior year, primarily as a result of higher recognized sales prices. Total production costs of $140 per ounce remained stable, compared with the prior year’s $141 per ounce, among the lowest in the industry. Cash costs of production of $82 per ounce decreased from the prior year’s $87 per ounce primarily due to the disposition of the JCJV which had a cash cost of production of $257 in 2002. At the Company’s wholly-owned El Peñón mine, cash costs increased from $35 per ounce in 2002 to $54 per ounce in 2003 as a result of lower grades (gold grams per tonne milled) processed and higher operating costs.

Exploration costs of $16.0 million were up from last year’s spending of $10.7 million primarily due to spending related to the Esquel project in Argentina. Selling, general, and administrative expenses of $9.8 million were $2.3 million higher than 2002 costs of $7.5 million primarily due to the increase in insurance, consulting, and employee costs.

Net Income and Cash Flow

Net income in 2003 was $36.8 million compared to $41.5 in the prior year. Higher realized sales prices and the benefit from the sale of the Jerritt Canyon interest were offset by higher exploration costs associated with the Esquel project and a higher overall tax rate due to the exhaustion of the IMDI tax benefit in Chile.

Cash flow from operating activities was $63.4 million versus $71.1 million for the prior year. Cash flow remained strong resulting in an increase in cash balances of $46.5 million, bringing the Company’s cash and cash equivalents balance to $168.3 million. Restricted cash remained unchanged at $13.9 million.

Selected Quarterly Financial Data

Quarterly Results(1) and Stock Market Data(2)

(in millions of USD	FY 2003				FY 2002
except per share data and
common share price)	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
Sales	$30.4	$29.8	$36.5	$35.9	$34.6	$33.6	$34.3	$31.1
Operating income	12.5	16.2	12.5	14.5	12.9	12.1	15.1	12.7
Gain on sale of assets	2.7	-1.4	3.3	–	0.1	0.1	–	–
Interest income	0.3	0.4	0.4	0.3	0.4	0.5	0.5	0.5

Net income	$10.4	$7.9	$9.7	$8.8	$10.7	$9.2	$11.3	$10.3
Income per Common Share	$0.11	$0.08	$0.10	$0.09	$0.11	$0.10	$0.15	$0.14

Common share prices
TSX (CDN$)
High	$20.50	$19.52	$16.05	$28.45	$28.95	$32.98	$31.60	$24.00
Low	$15.13	$15.31	$12.71	$13.21	$21.94	$19.25	$20.40	$16.11
NYSE (USD)
High	$15.72	$14.25	$12.00	$18.20	$18.30	$20.88	$20.64	$14.78
Low	$11.29	$10.85	$8.72	$8.94	$14.05	$11.90	$12.90	$10.10

Notes

(1)	Quarterly figures may not sum to full-year amounts due to rounding.

(2)	Meridian Gold Inc. shares are traded on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”).

MERIDIAN GOLD INC. 2003 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

DISCUSSION OF PROPERTIES

El Peñón

The El Peñón property is located near the port city of Antofagasta in northern Chile. Gold was first discovered on the property by the Company’s geologists in 1993. Portions of the current land position of about 400 square kilometers are relatively unexplored, as most exploration work has focused on the central core area of 40 square kilometers. Currently, the property hosts mineral reserves and mineral resources of 2.8 million ounces of gold and 55 million ounces of silver. (1)

In 2003, El Peñón produced 321,000 ounces of gold and 4.3 million ounces of silver. The mill processed 704,000 tonnes of ore, which is an increase of 2% over last year’s 688,000 tonnes. During the year the Company installed an in-line pebble crusher to enhance mill throughput capacity to 2,100 dry tons per day. The Company processed an average of 15 grams per tonne of gold and 205 grams per tonne of silver. The Company again increased its recovery of gold through the processing facility by 2% to an all-time high of 97%. This is a result of consistent process improvements at the site to reduce grind size, to increase retention time, to commission a new clarifier, to blend the mill feed, and other process circuit improvements. These improvements have continually increased recoveries of gold since El Peñón’s first full year of operation in 2000, when recoveries were 94%.

The Company was recognized by the Asociacion Chilena de Seguridad (ACHS) for its constant efforts aimed at the prevention of accidents, industrial illnesses and compliance with the law. ACHS is the medical and safety provider for approximately 37,000 businesses in Chile representing approximately 1.7 million employees. Each year, ACHS presents twenty of these awards. This year, two mining companies in Chile were awarded this distinction, one of them being Meridian’s El Peñón Mine.

The underground and open-pit mines produced approximately 787,000 tonnes of ore (which includes 39,000 tonnes of marginal ore from underground operations), and the plant processed 704,000 tonnes of ore. To provide the flexibility required in an underground mine, the Company continues to maintain a stockpile of ore in front of the mill.

The underground contract mining company, Constructora Gardilcic, performed well during the year and continued to meet the mining targets set by the Company. During the year, 100% of the material was mined by the bench-and-fill method. During the year, approximately six kilometers of underground development was completed, with five and one-half kilometers associated with infrastructure for the underground mine, and 500 meters associated with exploration development. For 2004, about five kilometers of underground development and exploration will be completed with a significant portion related to the continued development of the Diablada, Vista Norte, and Quebrada Colorada zones. The Company received the José Tomás Urmeneta award from the Chilean Mining Engineers’ Institute. This honor was given to El Peñón for being recognized as a project of special importance to the mining industry, as well as for its contribution in the fields of research, teaching, techno- logical development, operational development, preservation of the environment and business stewardship.

Infill drilling successfully converted mineral resources into reserves, which totaled 1.8 million gold ounces and 34 million ounces of silver at the end of the year, principally replacing the 0.4 million gold ounces processed during the year. The increase in reserves was attributed to the further extension of the Quebrada Colorada vein as well as additional ounces added in the Playa vein and Martillo Flats vein.

About $4.5 million was expensed at El Peñón during the year on surface exploration, primarily at the Martillo Flats structure. During the year, the Company expanded its drilling via a fence program into the Al Este vein which showed several significant drill intercepts; this represents the ninth vein structure encountered at the mine, and continues to provide exploration potential for this property.

Notes

(1)	The reserves and resources disclosed in this discussion have been audited by Robin Young of Western Services Engineering Inc. and Greg Walker who are “Qualified Persons” as defined in National Instrument 43-101 of the Canadian Securities Administrators.

Esquel

During 2002, the Company completed the acquisition of Brancote Holdings PLC(“Brancote”), the owner of the Esquel Gold Project. The contiguous properties that form the Esquel Gold Project are located in the Sierra de Esquel, about 10 kilometers northeast of the town of Esquel (population: 30,000), in southern Argentina and comprise an aggregate of 141,000 hectares of land, including 43,365 hectares for the Esquel corridor.

With respect to the Esquel Gold Project and certain other properties adjacent to the Esquel Gold Project, the table below shows the percentage of the Company’s ownership interests and the relevant areas of each in square kilometers. The Galadriel- Julia vein system, which constitutes the Esquel Gold Project and which is the current focus of development for the Company, is located on the Cordon de Esquel property. The Company owns its interest in this property indirectly through Minera El Desquite (“MED”). There have not been any development activities on the Leleque, Nahuel Pan or Huemules properties and there are no current plans for development on such properties, or for the Company to acquire the minority interests in these properties.

MERIDIAN GOLD INC. 2003 ANNUAL REPORT

PROPERTY

	Area	Area
The Company Ownership	Percentage	Square Km
Cordon de Esquel	100%	434
Leleque	60%	444
Nahuel Pan	60%	202
Huemules	60%	330

Total		1,410

The rock formations on the Esquel Gold Project properties consist mainly of sub-horizontal andesitic volcanic rocks. The width of the veins typically ranges from less than 1 meter to 12 meters, and the veins have strike lengths of greater than 2,000 meters. Veins are cut by steeply dipping faults that generally strike northeast or west-northwest. Displacement along these faults is generally less than 100 meters.

Early in the year, Meridian paused its development efforts following a non-binding referendum wherein the majority of Esquel’s citizens voted against the development of the mine. The Company has focused its efforts at the property to listen and understand the local community’s concerns about the project. During the year, Meridian retained the services of Business for Social Responsibility (BSR) to independently determine the concerns of the community. In August, BSR published their findings in a report, which Meridian subsequently accepted by making significant changes to its organization. The Company is currently focused on addressing the concerns of the community.

Jerritt Canyon

The Jerritt Canyon mine, located 92 kilometers northwest of Elko, Nevada, was 30% owned by the Company and 70% owned by AngloGold (Jerritt Canyon) Corp. until June 30, 2003. The Company determined that the Jerritt Canyon property was not a foundational asset for the Company due to its high operating cost (average 2003 cash cost of $278 per ounce). The Company sold its interest in the property to Queenstake Resources USA Inc. The Company still maintains a production payment from the property as well as a royalty interest in the property.

Rossi

The Rossi property spans approximately 28 square kilometers on the northern end of the Carlin Trend, the most prolific gold belt in North America. The mineralization at Rossi is sediment hosted and occurs in the same structural and stratigraphic sequence as economic mineralization throughout the Carlin Trend. During 1998, the Company entered into a joint venture with Barrick Gold Corporation (“Barrick”) on the Rossi property, in which Barrick has gained a 60% interest in the property this year by spending $15 million on the property.

All work on the Rossi property in 2003 was carried out and funded by Barrick Gold Exploration Inc., under Barrick’s joint- venture agreement with the Company. During the year, Barrick initiated an infill drilling program whereby they restored the existing portal to working conditions and began infill drilling of the mineralization. Phase One of the infill drilling program consists of nine planned drill stations for testing the 49er Zone. These drill stations will facilitate drilling of up to seven holes per station in a fan configuration. To date, results have been encouraging with gold grades ranging from 10 grams per tonne to 77 grams per tonne

Beartrack

Beartrack, a 100% owned open-pit heap leach operation, is located approximately 11 miles west of Salmon, Idaho, near the historic mining town of Leesburg. Beartrack had produced approximately 100,000 ounces a year since 1994 at cash costs of less than $200 per ounce. During the first quarter of 2000, mining of all the economic tonnes was completed at Beartrack. Residual leaching has continued since the closure and will continue over the next several years. For 2003, Beartrack produced 4,000 ounces of gold, which were taken against the reclamation and closure accruals. Leaching should continue to produce recoverable gold over the next year on a declining basis.

LIQUIDITY AND CAPITAL RESOURCES

Cash to meet the Company’s operating needs, to finance capital expenditures and to fund exploration activities, was provided from operations and from existing cash reserves. Cash flow from operating activities was $63.4 million for 2003. At December 31, 2003, total cash was $168.3 million, excluding $13.9 million of restricted cash, versus $121.9 million as of the previous year-end.

The Company does not hedge its gold production, and with the recent rise in gold prices the Company was able to fully participate in the improving gold price. The Company believes its cash flows are naturally hedged by having one of the lowest cash-cost mines in the world.

Capital expenditures declined in 2003 to $21.7 million compared to $37.5 in 2002. With the closing of the Brancote transaction, the Company spent $24.2 million on the Esquel project in 2002, compared to only $4.1 million in 2003. At El Peñón, 2003 capital expenditures were $15.7 million, compared to $13.0 million in 2002. Exploration expenditures increased to $16.0 million in 2003 compared to $10.7 million in 2002.

MERIDIAN GOLD INC. 2003 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

Expected cash requirements for 2004 include approximately $12.4 million primarily for planned capital expenditures at El Peñón. Exploration spending in 2004 is expected to be approximately $14 million. The Company expects to fund all of these cash requirements through cash flows from operations and existing cash reserves.

Should the Company decide to develop other exploration and development properties, significant additional capital may be required. The Company believes that these capital requirements could be funded by existing cash reserves and by borrowings from third parties, although no assurance can be given that such borrowings will be available at rates acceptable to the Company.

OUTLOOK

El Peñón

The Company remains optimistic about the potential of its 400-square-kilometer property position at El Peñón. During 2003, exploration focused on further defining the Martillo Flats, Playa, Pampa Campamento and Purpura veins as well as the replacement of reserves and resources. The replacement ounces mainly came from Martillo Flats, Purpura and Diablada. In 2004, exploration will be focused on further defining the Martillo Flats zone, and the northern and southern extensions of Quebrada Orito and Quebrada Colorada. For 2004, the Company expects El Peñón to produce 310,000 ounces of gold at a cash cost of $50-60 per ounce.

Esquel

The Company remains paused, while listening to the local community, and awaits the social license to proceed with the project. The Company is hopeful that through our expanded outreach program we may begin working with the local community in defining the issues surrounding the project and eventually acquiring the necessary operating permits.

Rossi

The Company was very encouraged with the results from the Rossi project last year and looks forward to extending the drilling further in the seven planned stations. The emphasis for 2004 will focus on continued delineation drilling to confirm the 49er Zone, and the expansion into the End Zone. A total of 1,200 meters of development are projected to connect the 49er and End Zone. The Company’s projected cost, for its 40% interest in the project, for next year’s programs will be approximately $1.6 million.

Board of Directors

Meridian Gold’s Board of Directors anticipates that there will be some changes after the Annual Meeting in 2004. The Company’s Chairman, Dr. David S. Robertson, who turns 80 in 2004, is retiring after contributing over seven years of service to the Company. Mr. Christopher R. Latanzi will become the new Non-Executive Chairman and Mr. Brian J. Kennedy will be appointed Vice-Chairman, and continue as President and Chief Executive Officer. Mr. Robert A. Horn is being nominated for election as a new board member. Mr. Horn brings over thirty- five years of global exploration experience, most recently as Vice President of Exploration for Inco Limited. The entire leadership team and board of directors would like to extend sincere thanks and gratitude for the time and effort that Dr. Robertson has devoted to Meridian Gold Inc. His contribution to the Company has been significant and very much appreciated.

OTHER FINANCIAL MATTERS

Critical Accounting Policies

The Company’s consolidated financial statements are impacted by the accounting policies used, and the estimates and assumptions made, by management during their preparation. Critical accounting policies and estimates that most impact the consolidated financial statements are those that relate to the Company’s accounting for income taxes, reserve estimates, impairment and reclamation estimates.

Valuation of Deferred Income Taxes

The Company recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. Management regularly reviews the Company’s deferred tax assets for recoverability and establishes a valuation allowance based on historical taxable income, projected taxable income and the expected timing of the reversals of existing temporary differences. During 2002, the Company fully recognized the remaining deferred tax asset and deferred credit acquired in the 2001 purchase of Pacific Rim Resources Ltd. and its wholly owned subsidiaries, which included Inversiones Mineras Del Inca S.A. (IMDI). Management believes that sufficient uncertainty exists regarding the realization of certain deferred tax assets and that a valuation allowance is required. The change in valuation allowance reflects management’s assessment regarding the future realization of U.S. and foreign deferred tax assets and estimates of future earnings in these jurisdictions as of December 31, 2003.

MERIDIAN GOLD INC. 2003 ANNUAL REPORT

Reserve Estimates and Impairment

The Company capitalizes its development costs and then amortizes such costs using the units of production method based upon projected minable tons. These estimates are reviewed on a regular basis and are adjusted to reflect current mining plans. Expenditures for new equipment, facilities, or major repairs or additions that extend the useful lives of existing equipment and facilities are capitalized and depreciated using the shorter of the units of production or the straight-line method over the useful life of the asset. The estimated useful life of an asset is limited by the remaining life of the ore body to which the asset relates.

The Company reviews the carrying value of its properties when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. The reviews include an analysis of the expected future cash flows to be generated by the project to determine if such cash flows exceed the project’s current carrying value. The determination of future cash flows is dependent on a number of factors, including future prices for gold, the amount of reserves, the cost of bringing the project into production, production schedules, and estimates of production costs. Additionally, the reviews use factors such as political, social, legal and environmental regulations. These factors are subject to changing economic conditions, regulations and the accuracy of assumptions.

Reclamation Estimates

Reclamation and shutdown costs to be incurred following mine closures are estimated and accrued over the life of each mine using the units of production method over the estimated proven and probable recoverable reserves. The Company has estimated total reclamation costs to be $31.9 million for its current properties of which $31.9 million has been accrued. The estimates are reviewed internally and externally on a routine basis as to the accuracy of remaining costs to be incurred. Estimates are adjusted as necessary and reflected on a prospective basis.

Recent Accounting Pronouncements

The Canadian Accounting Standards Board issued Handbook Section 3063 “Impairment or Disposal of Long-Lived Assets” which requires an impairment loss be recognized when the carrying amount of an asset to be held for use exceeds the sum of the undiscounted cash flows expected from its use and disposal. Section 3063 is effective for fiscal years beginning on or after April 1, 2003 with earlier adoption encouraged. The Company adopted Section 3063 in 2003.

The Canadian Accounting Standards Board released revised transitional provisions for Section 3870 “Stock-Based Compensation and Other Stock-Based Payments” to provide the same alternative methods of transition as is provided in the U.S. for voluntary adoption of the fair value based method of accounting. These revisions to Section 3870 require the use of the fair value based method of accounting for stock awards for fiscal years beginning January 1, 2004, unless adopted earlier. In 2003 the Company used the intrinsic value based method of accounting for stock option compensation awards and will adopt the fair value based method in 2004.

The Canadian Accounting Standards Board issued Handbook Section 3110 “Asset Retirement Obligations” which requires the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The obligations are measured initially at fair value and the resulting costs capitalized into the carrying amount of the asset. The liability is adjusted for the accretion of discount and any changes in the amount or timing of the underlying future cash flows. The asset retirement cost is amortized to income on a systematic and rational basis. The Canadian Accounting Standards Board reviewed the principles underlying FASB Statement No. 143 in its deliberations. Section 3110 is effective for fiscal years beginning on or after January 1, 2004. The Company will adopt Section 3110 in 2004.

In the United States, several accounting pronouncements have been issued by the Financial Accounting Standards Board, some with implementation dates during 2003. The Company has made a preliminary assessment of the current and potential future impact of these pronouncements and has determined that, individually and in the aggregate, they are not expected to have a significant effect on net income or shareholders’ equity with the exception of the Statement of Financial Accounting Standard No. 143 (“SFAS 143”), “Accounting for Asset Retirement Obligations,” issued in June 2001.

MERIDIAN GOLD INC. 2003 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

SFAS 143 requires entities to record, as an addition to property costs and a corresponding liability, the fair value of liabilities for retirement obligations of acquired, constructed, or developed assets. Under generally accepted accounting principles (GAAP) in the U.S., SFAS 143 is effective for fiscal years beginning after June 15, 2002. The Company believes its reclamation obligations are subject to the provisions of this statement under U.S. GAAP reporting. SFAS 143 requires the estimated future cash settlement of a retirement obligation be discounted in arriving at the liability reported in the current period. The liability is then accreted, through operating expense, over a period ending when the liability is finally settled in cash, subject to annual adjustments for changes in estimates. Under the Company’s present accounting policy, all of the final reclamation liability was accrued as of December 31, 2002. As a result, the impact of SFAS 143 would be to reduce the recorded liability by the calculated discount factor attributable to the period intervening between December 31, 2002, and the periods the liability will be settled in cash. This reduction is reflected as the cumulative effect of a change in accounting principle for purposes of disclosing the impact of SFAS 143 on assets, liabilities, shareholders’ equity and net income under U.S. GAAP. Beginning January 1, 2004, the Company will be required, under Canadian generally accepted accounting principles, to account for its reclamation liabilities following rules substantially similar to SFAS 143, “Accounting for Asset Retirement Obligations.” Adoption of the new Canadian generally accepted accounting principles’ rules will require restatement of prior period financial statements.

Non-GAAP Measures

Meridian Gold has included non-GAAP financial measures in this document. The Company has defined these non-GAAP financial measures and explained how such measures are calculated under the heading “Non-GAAP Measures” located after the financial statement notes.

Contractual Commitments and Contingent Liabilities

The Company, in the ordinary course of its business, has incurred contractual commitments and other contingent liabilities, which include operating leases, mine closure and reclamation, and pension plans. These commitments and liabilities create payment obligations over several years, as detailed in the following table:

(in millions of USD)	Total	< 1 Year	1–3 Years	3–5 Years	> 5 Years
Operating lease obligations	$2.6	$0.5	$0.8	$0.8	$0.5
Purchase obligations
Contract miner	12.8	12.8	0.0	0.0	0.0
Other long-term liabilities
Pensions	2.9	0.1	0.1	0.1	2.6
Reclamation	16.9	5.8	7.4	2.4	1.3

Total	$35.2	$19.2	$8.3	$3.3	$4.4

The Company leases office and warehouse space, as well as various office equipment, in Reno, Nevada; Santiago, Chile; Lima, Peru; Esquel, Argentina; and Hermosillo, Mexico. Total rent expense under all operating leases amounted to $0.6 million, $0.5 million, and $0.5 million for 2003, 2002, and 2001, respectively. Additionally, the Company has an unconditional contractual obligation with a company that provides mining services at its El Peñón operation in Chile. The Company has a contingent liability for future mine closure and reclamation. Although the Company is currently funding reclamation activity at several of its past and current operating properties, an unconditional legal liability does not exist in most instances to perform such reclamation. The pension and reclamation obligations appear in the Company’s financial statements as accrued short-term and long-term liabilities. The Company has entered into various other contracts for operating supplies, including electricity, at its El Peñón operation. None of these contracts contain take or pay obligations or require minimum purchase quantities. The Company is exposed to certain other contingent liabilities or claims incident to the ordinary course of business. Management is not able to reasonably determine a value for these other contingencies but believes that the resolution of such matters will not materially affect the financial position, results of operations or cash flows of the Company.

MERIDIAN GOLD INC. 2003 ANNUAL REPORT

INDEPENDENT AUDITORS’ REPORT

Shareholders,
Meridian Gold Inc.:

We have audited the accompanying consolidated balance sheets of Meridian Gold Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, cash flows, and changes in shareholders’ equity for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Meridian Gold Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003 in conformity with accounting principles generally accepted in Canada.

KPMG LLP
Toronto, Canada

February 13, 2004

MERIDIAN GOLD INC. 2003 ANNUAL REPORT

MANAGEMENT RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements and all of the data included in this annual report have been prepared by and are the responsibility of the management of the Company. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and reflect management’s best estimates and judgements based on currently available information. The Company has developed and maintains systems of internal accounting controls in order to assure, on a reasonable and cost-effective basis, the reliability of its financial information, and that its assets are safeguarded from loss. The Company also maintains a system of disclosure controls and procedures to ensure that financial information reported by the Company, as required by various regulatory agencies, including the United States Security and Exchange Commission (SEC), is timely, accurate, and complete. An evaluation of such controls as of the end of the period covered by this report has concluded that the disclosure controls in place are adequate, and that no changes in controls have occurred that have materially affected, or are reasonably likely to have materially affected, the Company’s control over financial reporting.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises its responsibilities through the Audit Committee of the Board, which meets with the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the financial statements before they are presented to the Board of Directors for approval. The Audit Committee currently consists of three independent members that meet at least four times during the year to review the status of internal control systems and internal and external audit plans and results. The Board of Directors has designated Board member Carl L. Renzoni as the Audit Committee Financial Expert, as defined within the disclosure requirements of Section 202 of the Sarbanes-Oxley Act of 2002.

The Company maintains a Code of Ethics and Business Conduct for all employees, including the Chief Executive Officer, Chief Financial Officer, and Chief Accounting Officer and Controller, requiring adherence to the highest standards of personal and corporate conduct. All U.S. employees and all other Managers of the Company annually acknowledge in writing their adherence to the Code of Ethics and Business Conduct. The Company’s Code of Ethics and Business Conduct is available for review as an exhibit to the Company’s annual filing of financial information with the SEC on Form 40F. There were no material amendments to the Company’s Code of Ethics and Business Conduct during the reporting year.

The consolidated financial statements have been audited by KPMG LLP. Their report outlines the scope of their examination and their opinion on the consolidated financial statements.

Brian J. Kennedy	Peter C. Dougherty
President & Chief Executive Officer	Vice-President, Finance & Chief Financial Officer

February 24, 2004

MERIDIAN GOLD INC. 2003 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31
(in thousands of USD, except per share data)	2003	2002	2001
Sales	$132,611	$133,595	$115,436
Costs and expenses
Cost of sales	28,613	38,746	35,134
Depreciation, depletion, and amortization	21,869	22,785	22,507
Exploration costs	16,030	10,707	12,299
Selling, general and administrative expenses	9,773	7,507	7,325
Other operating expense	648	1,086	227

Total costs and expenses	76,933	80,831	77,492

Operating income	55,678	52,764	37,944
Interest income, net	1,428	1,846	1,808
Gain on sale of assets (note 5)	4,637	161	1,863

Income before income taxes	61,743	54,771	41,615

Income tax expense (note 9)	24,918	13,255	2,890

Net income	$36,825	$41,516	$38,725

Income per Common Share – basic (note 14)	$0.37	$0.48	$0.52
Income per Common Share – diluted (note 14)	$0.37	$0.47	$0.51

See notes to consolidated financial statements.

MERIDIAN GOLD INC. 2003 ANNUAL REPORT

CONSOLIDATED BALANCE SHEETS

As of December 31
(in thousands of USD)	2003	2002(1)
ASSETS
Current assets:
Cash and cash equivalents (note 1)	$168,307	$121,851
Restricted cash	13,854	13,854
Trade and other receivables	4,817	2,130
Inventories (note 2)	6,844	5,906
Deferred current tax asset (note 9)	425	3,383
Other current assets	4,679	1,619

Total current assets	198,926	148,743
Property, plant and equipment, net (note 4)	635,326	574,549
Deferred long-term tax asset (note 9)	8,225	—
Other assets (notes 1, 6)	9,462	5,294

Total assets	$851,939	$728,586

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable, trade and other	$6,143	$7,284
Accrued and other liabilities (note 7)	21,862	14,856

Total current liabilities	28,005	22,140
Deferred income taxes (note 9)	194,456	166,270
Other long-term liabilities (note 8)	30,111	28,876

Total liabilities	252,572	217,286

Minority interest	1,009	1,009

Shareholders’ equity:
Common shares, no par value, authorized unlimited shares, 99,193,848 and 98,985,974 shares issued and outstanding in 2003 and 2002, respectively (note 12)	382,683	380,309
Additional paid-in capital	3,658	3,658
Retained earnings	145,067	108,242
Cumulative translation adjustment (note 16)	66,950	18,082

Total shareholders’ equity	598,358	510,291

Total liabilities and shareholders’ equity	$851,939	$728,586

(1)	Restated (note 16)

See notes to consolidated financial statements.

Signed on behalf of the Board of Directors:

Dr. David S. Robertson	Brian J. Kennedy
Director	Director

MERIDIAN GOLD INC. 2003 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31
(in thousands of USD)	2003	2002	2001
Cash flows from operating activities:
Net income	$36,825	$41,516	$38,725
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for depreciation, depletion and amortization	21,869	22,785	22,507
Gain on sale of assets, net	(4,637)	(161)	(1,863)
Provision for reclamation, net of costs incurred	(5,493)	(2,506)	1,596
Stock compensation expense	1,448	1,697	1,438
Provision for pension cost, net of contributions	633	510	276
Income tax expense net of taxes paid	22,218	11,555	2,554
(Increase) decrease in assets:
Trade and other receivables	(2,688)	(1,074)	(263)
Inventories	(1,766)	1,386	(1,519)
Other current assets	(341)	(88)	(305)
Other assets	(2,339)	(1,016)	873
(Decrease) increase in liabilities:
Accounts payable, trade and other	45	1,992	2,324
Accrued and other liabilities	(593)	(3,132)	1,116
Other long-term liabilities	(1,823)	(2,385)	2,605

Net cash provided by operating activities	63,358	71,079	70,064

Cash flows from investing activities:
Capital spending	(21,729)	(37,539)	(24,783)
Proceeds from sale of assets, net	3,902	—	1,978

Net cash used in investing activities	(17,827)	(37,539)	(22,805)

Cash flows from financing activities:
Proceeds from exercise of stock options	925	4,795	4,847
Minority interest	—	51	—
Repayments of long-term debt	—	—	(18,000)
Deposit of restricted funds for collateral	—	(13,854)	—

Net cash used in financing activities	925	(9,008)	(13,153)

Increase in cash and cash equivalents	46,456	24,532	34,106
Cash and cash equivalents, beginning of year	121,851	97,319	63,213

Cash and cash equivalents, end of year	$168,307	$121,851	$97,319

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$2,700	$1,700	$336

Cash paid for interest	$—	$—	$900

Non-cash investing and financing activities:
Common stock issued in purchase acquisition	$—	$296,988	$—

See notes to consolidated financial statements.

MERIDIAN GOLD INC. 2003 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of	Meridian
	Meridian Gold	Gold	Additional		Cumulative
	Common Shares	Common	Paid-in	Retained	Translation	Total
(in thousands of USD, except share data)	(thousands)	Shares	Capital	Earnings	Adjustment	Equity
Balance December 31, 2000	74,535	$70,544	$3,658	$28,001	$—	$102,203
Net income				38,725		38,725
Issuance of shares upon exercise of stock options	1,107	4,847				4,847
Issuance of restricted shares	211	1,438				1,438

Balance December 31, 2001	75,853	76,829	3,658	66,726		147,213
Net income				41,516		41,516
Issuance of shares upon exercise of stock options	1,035	4,795				4,795
Issuance of 22,000,000 shares in connection with the Brancote Holdings PLC acquisition	22,043	296,988				296,988
Issuance of restricted shares	55	1,697				1,697
Cumulative translation adjustment					18,082	18,082

Balance December 31, 2002	98,986	380,309	3,658	108,242	18,082	510,291
Net income				36,825		36,825
Issuance of shares upon exercise of stock options	151	926				926
Issuance of restricted shares	57	1,448				1,448
Cumulative translation adjustment					48,868	48,868

Balance December 31, 2003	99,194	$382,683	$3,658	$145,067	$66,950	$598,358

See notes to consolidated financial statements.

MERIDIAN GOLD INC. 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31

1. PRINCIPAL ACCOUNTING POLICIES

Nature of Operations

Meridian Gold Inc. (“Meridian”) is engaged in the mining and exploration of gold and other precious metals.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Meridian and all majority-owned subsidiaries (collectively referred to as “the Company”) including, but not limited to, operations in North America, Chile, and Argentina, exploration activity in the Americas, and offshore banking and marketing activities in the Caribbean. The accounts of joint ventures in which the Company holds an interest are consolidated on a pro rata basis. All significant intercompany accounts are eliminated in consolidation.

These financial statements are presented in accordance with accounting principles generally accepted in Canada. As described in note 15, these principles differ in certain respects from principles and practices generally accepted in the United States.

The United States dollar (“USD”) is the principal currency of the Company’s business; accordingly, the accompanying consolidated financial statements are presented in U.S. dollars.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Estimates are used in analysis of impairment of assets, proven and probable gold reserves, mineral resources, depreciation, depletion, amortization, cost associated with the reclamation and closing of mine properties, income tax expenses, deferred tax assets, deferred tax liabilities, income taxes payable, among others. Actual results could differ from those estimates.

Cash and Cash Equivalents

Meridian considers all highly liquid marketable securities with remaining maturities at date of purchase of fewer than 91 days to be cash equivalents. Cash equivalents consist primarily of euro and/or U.S. dollar time deposits with major commercial banks and totaled approximately $168.3 million and $121.9 million at December 31, 2003 and 2002, respectively. At December 31, 2003 and 2002, the Company had $13.9 million classified as restricted cash which represents funds on deposit that have been pledged as backing for letters of credit issued for reclamation bonding.

Fair Value of Financial Instruments

The Company’s financial instruments are recorded at fair value.

Inventories

Finished goods inventories are stated at the lower of the average cost or market, and include labor, materials, other production costs and depreciation. Inventory value is assigned to stockpiled material. The valuation of the stockpiled material includes labor, materials and other production costs, and is accounted for under the LIFO method of accounting.

Property, Plant and Equipment

Property, plant and equipment, including development costs and capitalized interest associated with the construction of certain capital assets, are recorded at cost. Start-up costs associated with new properties, net of revenues from pre-commercial production, are capitalized as part of the cost of the projects. Depreciation, depletion and amortization for financial reporting purposes is provided on the shorter of the units of production basis based upon the expected tonnes to be mined or on the straight-line basis over the estimated lives of the assets. Gains and losses are reflected in income upon sale or retirement of assets.

Revenue Recognition

Sales are recognized upon the transfer of title of gold to third parties. The silver revenue generated from the sales and forward contracts is recognized as a by-product, reducing operating costs when the product is sold.

MERIDIAN GOLD INC. 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31 (CONTINUED)

Mineral Exploration and Development Costs

Mineral exploration costs are expensed as incurred. Development costs applicable to mineralized properties deemed capable of commercial production are capitalized and then amortized using the units of production method based upon projected minable tonnes.

Reclamation

Reclamation and shutdown costs to be incurred following mine closures are estimated based on current costs and accrued over the life of each mine using the units of production method over the estimated proven and probable recoverable reserves. Changes in cost estimates are recognized over the remaining reserve life.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method of accounting for income taxes, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Income per Common Share

Basic income per Common Share is computed by dividing income available to Common Stock shareholders by the weighted average number of Common Shares outstanding during the period. Diluted net income per share is computed using the weighted average number of common shares and dilutive potential common shares, primarily employee stock options and restricted common stock, outstanding during the period.

Translation of Foreign Currencies

Assets and liabilities of non-U.S. entities where the functional currency is not the U.S. dollar are translated to U.S. dollars at exchange rates in effect at the balance sheet date, with the resulting translation adjustments directly recorded as a separate component of shareholders’ equity. Revenue and expense accounts are translated using the average exchange rate during the period. Where the U.S. dollar is the functional currency, gains and losses that arise from remeasuring monetary assets and liabilities denominated in other than U.S. dollars are recorded in income.

The Company’s functional currency for Argentine operations is the Argentine peso. For all other operations the U.S. dollar is the functional currency.

Impairment or Disposal of Long-lived Assets

In December 2002, the Canadian Institute of Chartered Accountants issued Handbook Section 3063 (“Section 3063”), “Impairment or Disposal of Long-lived Assets” and revised Section 3475 (“Section 3475”), “Disposal of Long-lived Assets and Discontinued Operations.” Section 3063 requires that an impairment loss be recognized when the carrying amount of an asset to be held for use exceeds the sum of the undiscounted cash flows expected from its use and disposal; the impairment loss recognized is the amount by which the carrying amount of the asset exceeds its fair value. Section 3475 requires that assets classified as held-for-sale be measured at the lower of their carrying amounts or fair value, less costs to sell. The determination of the future cash flows is made based on supportable assumptions and projections.

Employee Stock Option Plans

The Company accounts for stock-based awards to employees and directors using the intrinsic value method. Under the intrinsic value method no compensation expense is recognized in the Company’s Consolidated Statements of Operations because the exercise price of employee stock options is at the market price on the day granted.

MERIDIAN GOLD INC. 2003 ANNUAL REPORT

Reclassifications

Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

2. INVENTORIES

Inventories (at cost) consist of the following:

(in thousands of USD)	2003	2002
Stockpiled ore	$5,047	$3,492
Materials and supplies	1,797	2,414

Total	$6,844	$5,906

Stockpile ore relates to mined ore stockpiled at the crusher at El Peñón. The stock pile contains 228,000 tons or the equivalent of approximately 110 days of operation.

3 . ACQUISITION

On July 3, 2002, the Company completed a wholly unconditional share purchase offer for Brancote Holdings PLC (“Brancote”), a London-listed company on the Alternative Investment Market. In accordance with the terms of the agreement, the Company purchased all the outstanding shares of Brancote in a share-for-share exchange wherein each shareholder of record of Brancote received 0.1886 Common Shares of the Company in exchange for each Common Share of Brancote. The balance sheet and results from operations have been consolidated effective July 3, 2002. The allocation of the purchase price, based on consideration paid, is summarized as follows:

(In millions of USD)
Net assets acquired:
Cash	$0.4
Receivables	0.9
Deferred tax asset	5.9
Property, plant and equipment, net	453.4
Current liabilities	(1.0)
Deferred tax liability	(148.5)
Minority interest	(1.0)

Total consideration	$310.1

The acquisition of Brancote has been accounted for under the purchase method of accounting, and as such, the fair value of the consideration given by Meridian was allocated to the assets and liabilities acquired based upon the fair values of such assets and liabilities at the time of purchase. The total consideration includes the value of the 22.0 million shares of Common Stock issued, which was calculated using a 30-day average prior to the date of announcement, April 3, 2002, and was valued at $13.56 using the stock price on the day prior to the date of announcement, plus total transaction costs.

MERIDIAN GOLD INC. 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31 (CONTINUED)

4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

(in thousands of USD)	2003	2002
Land and land improvements	$11,685	$13,029
Less accumulated depreciation	(2,466)	(2,897)

	9,219	10,132

Buildings	8,695	13,286
Less accumulated depreciation	(5,801)	(9,211)

	2,894	4,075

Machinery and equipment	57,126	124,029
Less accumulated depreciation	(26,396)	(86,413)

	30,730	37,616

Development costs	622,657	626,416
Less accumulated depletion	(30,174)	(103,690)

	592,483	522,726

Net property, plant and equipment	$635,326	$574,549

Allocated to the projects as follows:

(in thousands of USD)	2003	2002
Jerritt Canyon mine (see note 5)	$—	$12,413
Rossi project	5,500	5,500
El Peñón mine	66,955	68,504
Esquel project	561,435	486,351
Administrative and exploration assets	1,436	1,781

Net property, plant and equipment	$635,326	$574,549

In accordance with Canadian generally accepted accounting principles, the Company reviewed the carrying value of its properties including the Esquel investment. The reviews included an analysis of the expected future cash flows to be generated by the properties to determine if such cash flows exceed the properties’ current carrying value. The determination of future cash flows is dependent on a number of factors, including future prices for gold, the amount of reserves, the cost of bringing the project into production, production schedules, and estimates of production costs. Additionally, the reviews took into account factors such as political, social, legal and environmental regulations. These factors are subject to changing economic conditions, regulations or the accuracy of certain assumptions, and the Company used its best judgement in the review process based upon historical and current facts surrounding the projects. Based on the Company’s review, it was determined an impairment was not necessary.

5. GAIN ON SALE OF ASSETS

Jerritt Canyon Joint Venture Sale

Meridian Jerritt Canyon Corp. completed the sale of its 30% interest in the Jerritt Canyon Joint Venture (“JCJV”) property to Queenstake Resources USA Inc. (“Queenstake”), as of June 30, 2003, which concludes the Purchase and Sale Agreement (the “Agreement”) signed by the parties on June 2, 2003, that was preceded by Queenstake’s unsolicited offer to acquire the property, located in Nevada.

MERIDIAN GOLD INC. 2003 ANNUAL REPORT

The terms and conditions of the Agreement include a payment, by Queenstake to the JCJV, of $1.5 million and 32 million Queenstake common shares upon closing of the transaction. The Agreement also stipulates $6.0 million in installment payments over 12 months and approximately $4.0 million in future royalty payments. Meridian Jerritt Canyon Corp. is entitled to its 30% share of the consideration for the sale of the JCJV. Queenstake has accepted full closure and reclamation as well as other assumed liabilities as described in the Agreement. The operating permits of the mine were transferred to Queenstake effective June 30, 2003. Meridian Jerritt Canyon Corp. received its share of cash from the transaction on July 1, 2003 along with a share certificate for 9.6 million shares at a market price of CDN$0.28. The Company has also reported a long-term receivable for its share of the installment payments of $1.8 million and has not valued the royalty payments at this time.

The sale of JCJV resulted in a gain of $1.7 million as follows:

(unaudited, in millions of USD)
Assets	$11.3
Liabilities	(10.7)

Net assets	$0.6
Proceeds from the sale of JCJV, net of closure costs	2.3

Net gain on sale of JCJV	$1.7

Gain on Sale of Queenstake Common Stock

Meridian Jerritt Canyon Corp. completed the sale of its shares in Queenstake Resources USA Inc. which it acquired in the Jerritt Canyon sales transaction. Meridian Jerritt Canyon Corp. received 9,600,000 common shares in Queenstake Resources Ltd. on July 1, 2003 at a market price of CDN$0.28. These shares were sold on November 6, 2003 for CDN$0.70. This resulted in a gain being recognized of $2.9 million U.S. dollars.

6. JERRITT CANYON JOINT VENTURE

The Company’s 30% interest in the Jerritt Canyon Joint Venture is reflected in the consolidated financial statements on a pro rata basis. The Company’s share of the joint venture’s assets, liabilities, revenues and expenses included in the accompanying financial statements are as follows:

(in thousands of USD)	2003	2002	2001
Current assets	$—	$4,587	$3,334
Property, plant and equipment, net	—	12,413	16,180
Investments and other assets	—	6	6

Total assets	—	17,006	19,520

Current liabilities	—	2,733	2,955
Long-term liabilities	—	13,296	13,235

Total liabilities	—	16,029	16,190

Equity in joint venture	—	$977	$3,330

Revenue	$15,808	$31,602	$25,886
Expenses
Cost of sales	12,188	26,463	23,586
Depreciation, depletion and amortization	3,106	6,861	6,004
Reclamation and other	(4,907)	631	—

Net operating income (loss)	$5,421	$(2,353)	$(3,704)

Cash provided by operating activities	$514	$4,886	$3,254
Cash used in investing activities	(514)	(3,122)	(2,522)

MERIDIAN GOLD INC. 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31 (CONTINUED)

7. ACCRUED AND OTHER LIABILITIES

Accrued and other liabilities consist of the following:

(in thousands of USD)	2003	2002
Shutdown and reclamation accrual (note 8)	$5,840	$5,777
Accrued payroll and bonus	3,475	3,385
Deferred revenue (note 12)	1,157	1,916
Income tax payable, current	8,840	(22)
Other accrued liabilities	2,550	3,800

Total	$21,862	$14,856

8. OTHER LONG — TERM LIABILITIES

Other long-term liabilities consist of the following:

(in thousands of USD)	2003	2002
Shutdown and reclamation accrual (note 7)	$11,058	$24,190
Accrued pension cost (note 11)	2,925	2,863
Deferred revenue (note 13)	—	1,157
Income taxes payable	16,128	—
Other	—	666

Total	$30,111	$28,876

Shutdown and reclamation accruals represent estimated costs at current prices of earthwork (including detoxification), re-contouring, re-vegetation, stabilization, heap leach encapsulation and facility decommissioning. In determining the estimated costs, the Company considers such factors as changes in laws and regulations, the likelihood that additional permits will be required, and requirements under existing operating permits. Such analyses are performed on an ongoing basis.

Although the ultimate amount of reclamation obligations to be incurred is uncertain, the Company has estimated these costs for all of its current properties to be approximately $31.9 million, of which it has accrued $31.9 million to date. The Company has spent approximately $15.0 million, and as of December 31, 2003, accrued reclamation costs, including the current portion, were $16.9 million for all properties. The provision for reclamation costs charged to operations was $(1.1) million reflecting the changes at JCJV, $0.8 million, and $0.8 million in 2003, 2002, and 2001, respectively. Actual reclamation expenditures were $4.1 million, $3.3 million, and $(0.8) million in 2003, 2002, and 2001, respectively. Reclamation costs are reported net of realized and estimated gold credits.

MERIDIAN GOLD INC. 2003 ANNUAL REPORT

9.	INCOME TAXES

Meridian commenced operations in July 1996 upon completion of a series of transactions in which the Company was reincorporated in Canada and became the successor to the business of FMC Gold (the “Reincorporation”). In 1995 and prior to the Reincorporation, the Company was included in FMC’s consolidated federal income tax return. Under a tax-sharing agreement with FMC, the Company paid to FMC amounts generally equal to the tax the Company would have been required to pay had it filed a separate return, and FMC paid to the Company amounts generally equal to any tax benefits the Company would have realized on a separate return basis which were realized by FMC. During 2001, the Company was notified by FMC that no additional tax was payable under the tax-sharing agreement.

On October 26, 1998, the Company entered into foreign investment contracts under Chilean Decree Law 600 (“DL600”), under which all prior spending in Chile by the Company was consolidated. Under the provisions of these DL600 contracts, the Company elected to have its earnings taxed at the statutory rate of 42%. During 2003 the Company notified the Chilean authorities that it would exercise its option under the DL 600 contract to elect out of the statutory 42% tax rate as provided for in the contract and will now be taxed at 35% based upon Chilean tax statutes in effect which are subject to future changes.

On June 15, 2001, the Company acquired Pacific Rim Resources Ltd. and its wholly owned subsidiaries, which included Inversiones Mineras Del Inca S.A. (“IMDI”), for $5.2 million. The acquisition was accounted for as an acquisition of tax benefits. Accordingly, the Company recorded a deferred tax asset in the amount of $24.8 million and a deferred credit of $20.3 million included in other long-term liabilities and will recognize such tax benefit upon realization. As of December 31, 2002, the Company fully recognized the tax benefits associated with the acquisition of IMDI.

Income tax expense (benefit) included in the Consolidated Statements of Operations is as follows:

(in thousands of USD)	2003	2002	2001
Current income tax expense	$9,668	$1,724	$184
Deferred income tax expense	15,250	11,531	2,706

Total income tax expense	$24,918	$13,255	$2,890

The income tax provision (benefit) differs from that computed by applying the United States applicable federal statutory rate of approximately 34% to income before taxes as follows:

(in thousands of USD)	2003	2002	2001
Income tax expense calculated using statutory tax rate	$20,973	$18,597	$14,149
Increase of valuation allowance	3,865	4,465	5,472
Utilization of acquired tax losses	—	(9,519)	(10,751)
Realization of taxes provided under the FMC tax sharing agreement	—	—	(2,607)
Foreign earnings subject to tax at less than statutory rate	(690)	(1,973)	(2,521)
Losses incurred from foreign operations without tax benefit	1,175	1,085	1,455
Stock option expense for tax	(306)	(1,630)	(1,657)
Other	(99)	2,230	(650)

Actual tax provision	$24,918	$13,255	$2,890

MERIDIAN GOLD INC. 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31 (CONTINUED)

The significant components of the Company’s future income tax assets and liabilities at December 31, 2003, 2002 and 2001 are as follows:

(in thousands of USD)	2003	2002	2001
Current deferred income tax assets:
Chile:
Net operating loss carryforwards	$—	$2,759	$14,895
Other, net	425	707	—
U.S.:
Reclamation reserves	1,558	1,950	—
Other, net	300	520	—
Canada and other foreign:
Other, net	—	3	—

Total current deferred income tax assets	2,283	5,939	14,895
Valuation allowance	(1,858)	(2,473)	—

Current deferred income tax assets, net of allowance	425	3,466	14,895

Current deferred income tax liabilities:
Chile:
Other, net	(83)	(83)	—

Total current deferred income tax liabilities	(83)	(83)	—

Net current deferred income tax assets (liabilities)	$342	$3,383	$14,895

Deferred income tax assets:
Argentina:
Property, plant and equipment	$2,004	$161	$—
Other, net	5,895	5,869	—
Chile:
Property, plant and equipment	—	—	3,789
Net operating loss carryforwards	—	—	9,250
Reclamation reserves	326	245	163
Other, net	—	—	52
U.S.:
Property, plant and equipment	10,790	17,239	18,177
Reclamation reserves	3,858	7,980	10,874
Net operating loss carryforwards	31,903	19,223	8,676
Foreign tax credits	916	—	—
Other, net	1,010	973	1,717
Canada and other foreign:
Property, plant and equipment	1,062	752	550
Net operating loss carryforwards	2,452	1,344	1,865

Total deferred income tax assets	60,216	53,786	55,113
Valuation allowance	(51,991)	(47,511)	(41,862)

Deferred long-term income tax assets, net of allowance	8,225	6,275	13,251

MERIDIAN GOLD INC. 2003 ANNUAL REPORT

(in thousands of USD)	2003	2002	2001
Deferred income tax liabilities:
Argentina:
Other, net	$(178,068)	$(155,657)	$—
Chile:
Property, plant and equipment	(14,055)	(15,592)	(19,705)
Canada and other foreign:
Other, net	(2,333)	(1,470)	—

Total long-term deferred income tax liabilities	(194,456)	(172,719)	(19,705)

Net long-term deferred income tax assets (liabilities)	$(186,231)	$(166,444)	$(6,454)

At December 31, 2003, the Company and subsidiaries included in these consolidated financial statements had available U.S. loss carryforwards of $93.8 million, which expire in the years 2018 and 2022, and Canadian net operating loss carryforwards of approximately $7.2 million, which will expire between the years 2004 and 2010.

Management believes that sufficient uncertainty exists regarding the realization of certain deferred tax assets and that a valuation allowance is required. The change in valuation allowance reflects management’s assessment regarding the future realization of U.S. and foreign deferred tax assets and estimates of future earnings in these jurisdictions as of December 31, 2003.

10.	GEOGRAPHIC SALES AND SALES TO MAJOR CUSTOMERS

Sales to unaffiliated customers by destination of sale are as follows:

Years Ended December 31 (in thousands of USD)	2003	2002	2001
Western Europe	$132,611	$133,595	$115,436
Customers representing 10% or more of consolidated sales	1	1	2

The Company markets its metal to banks as well as refiners. The Company’s gold and silver doré production is refined by European and United States refiners. The Company believes that several banks or refiners would be willing to purchase and/or process the Company’s metal should any of the current customers or refiners discontinue operations.

11.	EMPLOYEE PLANS

The Company has a defined benefit pension plan covering substantially all salaried North American employees. Pension benefits are generally based on years of service and average yearly earnings. The Company’s funding policy is to contribute the minimum amount required by applicable regulations. The amortization period for unrecognized gains and losses is 12 years and is based on the expected average remaining service life of eligible employees. Net periodic pension expense is composed of the following:

Years Ended December 31 (in thousands of USD)	2003	2002	2001
Accrual for service cost	$176	$187	$190
Interest cost	185	179	169
Return on assets (gain) loss	(253)	167	124
Net amortization and deferral	119	(319)	(383)

Net periodic pension cost	$227	$214	$100

Weighted average discount rate	6.5%	7.5%	7.5%

MERIDIAN GOLD INC. 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31 (CONTINUED)

The following table represents the plan’s funded status and actuarial assumptions at December 31, 2003 and 2002:

Years Ended December 31 (in thousands of USD)	2003	2002
Projected benefit obligation	$3,343	$2,895
Market value of plan assets	2,327	1,898

Projected benefit obligation in excess of plan assets	1,016	997
Unrecognized prior service cost	(152)	—
Unrecognized net gain	433	339

Accrued pension liability	$1,297	$1,336

Actuarial assumptions:
Weighted average discount rate	6.5%	6.5%
Expected return on plan assets	6.5%	6.5%
Weighted average rate of compensation increase	5.0%	5.0%

The Company also has a non-qualified unfunded supplementary retirement plan that provides North American employees with retirement benefits in excess of qualified plan limits imposed by law. At December 31, 2003 and 2002, the projected benefit obligation under this plan totaled approximately $2.4 million and $1.1 million, respectively. Currently, the Company has accrued $1.6 million as a long-term liability while in 2002 it had accrued $1.5 million. The projected benefit obligation is determined using the same methods and assumptions as those used for the calculation of the projected benefit obligation for the qualified plan discussed above.

12.	SHARE CAPITAL

The authorized share capital of the Company consists of an unlimited number of Preferred Shares without par value and an unlimited number of Common Shares without par value. Preferred Shares are issuable in series. The Board of Directors is authorized to fix the designation, rights, privileges, restrictions and conditions attaching to the shares of each series. The Preferred Shares rank prior to the Common Shares with respect to dividends and return of capital on dissolution. Except with respect to matters as to which the holders of Preferred Shares as a class are entitled by law to vote, the holders of Preferred Shares are not entitled to vote. As of December 31, 2003, the Company had no issued/outstanding Preferred Shares.

During 1999, the Company’s shareholders adopted the Meridian Gold Inc. 1999 Share Incentive Plan (the “1999 Plan”), which replaced the Company’s 1996 Share Option Plan and which provides for the granting of equity-based or equity-related awards to certain directors, officers and employees of the Company. In 2002, the 1999 Plan was amended to add three million shares for issuance. A maximum of 8,200,000 shares of Common Stock are reserved for issuance under the 1999 Plan, as amended. Options are granted at exercise prices equal to the fair market value of the Common Stock at date of grant, for a period of ten years. The options vest over periods of one to three years.

MERIDIAN GOLD INC. 2003 ANNUAL REPORT

At December 31, 2003, options to purchase 1,888,634 Common Shares with a weighted average remaining life of 3.74 years were outstanding, as detailed in the table below. The options outstanding and exercisable at December 31, 2003, had a weighted average exercise price of $7.57 and $6.17, respectively.

			Weighted
	Number of	Option Price	Average Price
	Options	USD per Share	USD per Share
Outstanding, December 31, 2000	3,682,635	2.25 – 6.69	4.68
Granted	405,200	8.20 – 9.88	8.39
Exercised	(1,107,185)	3.65 – 6.69	4.32
Expired and surrendered	(220,762)	3.65 – 6.69	5.33

Outstanding, December 31, 2001	2,759,888	2.25 – 9.88	5.37
Granted	189,675	15.58 – 17.00	16.81
Exercised	(1,034,729)	3.19 – 9.88	4.76
Expired and surrendered	(62,068)	5.94 – 17.00	8.52

Outstanding, December 31, 2002	1,852,766	2.25 – 17.00	6.86
Granted	228,139	11.07 – 12.66	12.39
Exercised	(150,437)	3.65 – 9.88	6.15
Expired and surrendered	(41,834)	8.20 – 17.00	12.59

Outstanding, December 31, 2003	1,888,634	2.25 – 17.00	7.57

Exercisable, December 31, 2003	1,478,070	2.25 – 17.00	6.17

The Company accounts for stock options granted to employees and directors of the Company under the intrinsic value method. Stock options granted to non-employees under the Company’s Stock Option Plan are accounted for under the fair value method. Had the Company reported compensation costs as determined by the fair value method of accounting for option grants to employees and directors, net income and net income per common share would have been the pro forma amounts indicated in the following table:

	Fiscal Year Ended	Fiscal Year Ended
(in millions of USD except per share data)	December 31, 2003	December 31, 2002
Net income – as reported	$36.8	$41.5
Compensation expense – additional stock compensation	$(0.5)	$(0.2)
Net income – pro forma	$36.3	$41.3
Net income per Common Share – as reported – basic	$.37	$.48
Net income per Common Share – as reported – diluted	$.37	$.47
Net income per Common Share – pro forma – basic	$.37	$.48
Net income per Common Share – pro forma – diluted	$.36	$.47

MERIDIAN GOLD INC. 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31 (CONTINUED)

The fair value of stock options granted was calculated using the Black-Scholes option-pricing model based on the following weighted average assumptions for the quarter and fiscal year ended December 31, 2003:

Expected volatility	63.0%
Expected dividend yield	0.0%
Risk-free interest rate, average	1.4582%
Expected life of options granted	4.27 years

Future pro forma compensation cost by fiscal year, assuming no additional grants by the Company to employees and directors, is as follows:

Pro Forma Compensation
Fiscal Year Ended December 31 (in millions of USD)	Expense
2003	$0.5
2004	0.8
2005	0.4
2006	0.1

In 2003 and 2002, the Company awarded 80,569 and 84,000 Restricted Common Shares, respectively, under the Plan. The average fair values of the shares at the date of grant were $12.66 and $15.50, respectively. These shares vest ratably over a three-year period. Compensation expense recognized in 2003 for the vesting of these shares was $1.4 million.

In March 1999, the Company established a Shareholder Rights Plan (“Plan”), which replaced the existing plan established in July 1996. The Plan has a term of 10 years (subject to being reconfirmed by the Company’s shareholders every three years) and expires on July 30, 2009. In implementing the Plan, one Right was distributed for each Common Share outstanding on July 30, 1999, as well as each Common Share to be issued prior to the Separation Time. The “Separation Time” is defined as the tenth trading day after the earlier of (i) the first date of public announcement that a person or group other than certain exempt persons (an “Acquiring Person”), together with affiliates or associates, has acquired, or obtained the right to acquire, 20% or more of any class of voting shares of the Company; or (ii) the date of commencement or announcement of a Take-over Bid (as defined in the Shareholder Rights Plan Agreement). A “Take-over Bid” means an offer to acquire voting shares of the Company (or securities convertible into such shares) that, if successful, would result in the person making such an offer (“the Offeror”) beneficially owning 20% or more of any class of the voting shares of the Company.

The Shareholder Rights Plan Agreement provides that, until the Separation Time, the Rights will be transferred with and only with the Common Shares. After the Separation Time, separate Rights Certificates will be mailed to holders of record of the Common Shares as of the Separation Time. After the Separation Time and prior to the Expiration Time, the Rights are exercisable by the holders. Each Right will entitle the holder to purchase one Common Share for the Exercise Price (as defined in the Shareholder Rights Plan Agreement).

13.	FORWARD CONTRACTS

Meridian Gold’s policy is not to hedge its gold production, and the Company closed out all of its forward contracts during 1999. However, under applicable accounting standards, the Company was required to defer recognition of these revenues in its financial statements until the expiry of the contracts. During 2003, 2002, and 2001 the Company recognized $1,916,130, $1,943,363 and $(84,000) of the deferred revenue on expiring gold hedge contracts. The outstanding deferred revenue is $1,157,185 and will all be recognized in 2004.

To mitigate the risk associated with the silver market and secure the loan with Standard Bank of London in 1999, the Company entered into silver forward contracts. Recently, with the sharp rise in silver price, the Company entered into additional silver contracts for 2003 and 2004 silver production. At this time, the Company has committed 4,196,419 ounces of silver at an average price of $5.19. All remaining future production for the Company remains unhedged. The current market price for silver as of December 31, 2003 is $5.97.

MERIDIAN GOLD INC. 2003 ANNUAL REPORT

14.	NET INCOME PER SHARE

The following table presents the calculation of basic and diluted net income per share:

Years Ended December 31
(in thousands except per share amounts)	2003	2002	2001
Net income	$36,825	$41,516	$38,725

Weighted average shares – basic	99,060	86,748	75,128
Effect of dilutive potential Common Shares	1,210	1,050	994

Weighted average shares – diluted	100,270	87,798	76,122

Net income per share – basic	$0.37	$0.48	$0.52
Net income per share – diluted	$0.37	$0.47	$0.51

Anti-dilutive shares	243,275	108,963	58,452

Dilutive potential for common shares consists of employee stock options.

15.	DIFFERENCES FROM UNITED STATES ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain respects from those principles and practices generally accepted in the United States (“U.S. GAAP”). Except as noted below, none of these differences have a material effect on the financial statements of the Company.

The Company currently records a reclamation liability for final mine closure costs. Such costs are accrued and reported as operating expenses over the life of each mine using the units of production method. Statement of Accounting Standard No. 143 (“SFAS 143”), “Accounting for Asset Retirement Obligations,” issued in June 2001 and effective for fiscal years beginning after June 15, 2002, now requires companies to record the fair value of legal obligations related to the retirement of assets. The asset retirement obligation is capitalized as part of the carrying amount of the associated long-lived asset and a liability is recorded. The Company believes its reclamation obligations are subject to the provisions of SFAS 143. SFAS 143 requires the estimated future cash settlement of a retirement obligation to be discounted in arriving at the liability reported in the current period. The liability is then accreted, through operating expense, over a period ending when the liability is finally settled in cash, subject to annual adjustments for changes in estimates. The Company will be required, under Canadian GAAP, to account for its reclamation liabilities following rules substantially similar to that of SFAS 143, beginning January 1, 2004.

Following the accounting method outlined in SFAS 143, the Company would have recorded a total reclamation liability for its current properties of $18.5 million and $31.6 million in 2003 and 2002 respectively. Under the Company’s current policy, a reclamation liability of $16.9 million and $30.0 has been reported for 2003 and 2002 respectively (see notes 7 and 8). The cumulative effect of following the method set forth in SFAS 143 would have resulted in an increase in retained earnings of $1.7 million at the beginning of 2003. During 2003, the impact of SFAS would have decreased net income by $2.4 million.

Under U.S. GAAP, the Company would have been required to expense the cost of start-up activities at the El Peñón mine as incurred; these costs were capitalized under Canadian GAAP. Broadly defined, start-up activities consist of the operating activities of the facility prior to reaching commercial production levels. Sales revenues and costs incurred during this time give rise to differences under Canadian and United States GAAP. Expensing the cost of start-up activities would have resulted in an increase to net income of $0.6 million in each of 2003 and 2002.

U.S. GAAP requires classification of other comprehensive income by their nature in the financial statements and report accumulated other comprehensive income separately in the equity section of the balance sheet. Under Canadian GAAP, these amounts are reported as cumulative translation adjustment in the equity section of the balance sheet.

MERIDIAN GOLD INC. 2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31 (CONTINUED)

The differences to the Consolidated Statements of Operations that would have resulted from the Company following U.S. GAAP in 2003, 2002 and 2001 are summarized below:

(in thousands of USD)	2003	2002	2001
Consolidated statements of operations
Net income as reported in the financial statements (Canadian GAAP)	$36,825	$41,516	$38,725
Items increasing net income
Start-up cost amortization	618	567	618
SFAS 143 – cumulative effect as of beginning of the year	1,741	—	—
Items decreasing net income
SFAS 143 – current year impact	(2,467)	—	—

Net income according to U.S. GAAP	$36,717	$42,083	$39,343
Foreign currency translation adjustment	48,868	18,082	—

Comprehensive income	85,585	60,165	39,343

Net income per Common Share – basic
As reported in the financial statements (Canadian GAAP)	$0.37	$0.48	$0.52
Net income per Common Share according to U.S. GAAP	$0.37	$0.49	$0.52
Net income per Common Share – diluted
As reported in the financial statements (Canadian GAAP)	$0.37	$0.47	$0.51
Net income per Common Share according to U.S. GAAP	$0.37	$0.48	$0.52

The differences to the Consolidated Balance Sheet that would have resulted from the Company following U.S. GAAP in 2003 and 2002 are summarized below:

	2003 GAAP		2002 GAAP
(in thousands of USD)	Canadian	U.S.	Canadian	U.S.
Consolidated balance sheet
Property, plant and equipment, net	$635,326	$634,074	$574,549	$572,078
Other current assets	4,679	5,115	1,619	1,619
Total assets	851,939	851,123	728,586	726,115
Other long-term liabilities	30,111	31,743	28,876	28,876
Total liabilities	252,572	254,335	217,286	217,286
Retained earnings	145,067	142,488	108,242	105,771
Cumulative translation adjustment	66,950	—	18,082	—
Other comprehensive income	—	66,950	—	18,082
Total shareholders’ equity	598,358	586,779	510,291	507,820

16.	CURRENCY TRANSLATION ADJUSTMENT

During 2002, the Company acquired Brancote Holdings PLC, owner of the Esquel Gold Project in Argentina. Based on information available to the Company at the time of the Esquel acquisition, the U.S. dollar was originally established as the functional currency for the project. A subsequent review of the facts, based on longer term considerations for the investment and operations, supports a change in the functional currency to the Argentine peso.

MERIDIAN GOLD INC. 2003 ANNUAL REPORT

The original criteria for selecting the U.S. dollar as the functional currency was based upon the assumption that most of the costs involved with the initial construction and development of the project would be incurred in U.S. dollars. However, longer term considerations should be given greater weight in the selection process since the functional currency, once determined, should not change unless significant changes in facts and circumstances occur. The following considerations, among others, support the Argentine peso as functional currency: (1) the Esquel project is required by the Argentine mining investment laws to maintain its books and records in the Argentine peso, (2) a significant portion of future operating expenses will be incurred in the local currency, (3) once in operation there will be limited intercompany transactions between the Canadian parent company and the project, and (4) the future operation is expected to be relatively self-contained and integrated within the foreign economic environment.

Based on the accounting change relating to establishment of the Argentine peso as the functional currency for the Esquel project, the Company has restated its financial statements for the year ended December 31, 2002. A comparison of the financial results as previously reported by the Company is made in the following table.

		2002 Restated
	2002 as	for Foreign
	Previously	Currency
(in thousands of USD)	Reported	Translation
Current assets	$150,172	$148,743
Property, plant & equipment	549,336	574,549
Total assets	703,365	728,586
Current liabilities	22,140	22,140
Deferred tax liability	159,131	166,270
Total liabilities	210,147	217,286
Minority interest	1,009	1,009
Retained earnings	108,242	108,242
Currency translation adjustment	0	18,082
Total shareholders’ equity	492,209	510,291

Assets and liabilities of non-U.S. entities where the functional currency is not the U.S. dollar are translated to U.S. dollars at exchange rates in effect at the balance sheet date, with the resulting currency translation adjustments directly recorded as a separate component of shareholders’ equity. The Company’s functional currency for Argentine operations is the Argentine peso. For all other operations the U.S. dollar is the functional currency. The following table reflects the cumulative currency translation adjustments to the balance sheet accounts:

(in thousands of USD)	2003	2002
Property, plant & equipment, net	$96,431	$25,213
Other assets	69	8

Total assets	$96,500	$25,221

Deferred tax liability	$29,550	$7,139
Cumulative translation adjustment	66,950	18,082

Total liabilities and shareholders’ equity	$96,500	$25,221

MERIDIAN GOLD INC. 2003 ANNUAL REPORT

SUPPLEMENTARY DATA

NON–GAAP MEASURES

Meridian Gold has included measures of earnings called “return on sales” and “operating margins” in this document. This document also includes the terms “cash cost” and “free cash flow.” “Return on sales” is defined as net income divided by sales for the reporting period. “Operating margin” is defined as operating income divided by sales. “Total cash costs” are determined according to the Gold Institute Standard and consist of site costs for all mining (except deferred mining and deferred stripping costs), processing, administration, resource taxes, royalties, and by-product silver credits but do not include capital, exploration, depreciation and financing costs. “Total cash costs per ounce” are total cash costs divided by gold ounces produced. “Free cash flow” is defined as the net cash provided by operating and investing activities. “Average realized gold price” is defined as the average gold price the Company received for the sale of its gold ounces during the reporting period, and is included in sales on the accompanying Consolidated Condensed Statements of Operations. Finally, “real interest rates” are defined as the 30-day treasury bill rate, less the consumer price index (CPI).

The Company believes that in addition to conventional measures, prepared in accordance with Canadian generally accepted accounting principles (GAAP), this information is used by certain investors to evaluate the Company’s performance and its ability to generate cash flow. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The calculation for these non-GAAP measures is explained below.

Twelve Months Ended December 31
(unaudited and in millions of USD except for ratios and cash costs per ounce)	2003	2002	2001
Return on sales
Sales	$132.6	$133.6	$115.4
Net income	$36.8	$41.5	$38.7
ROS	28%	31%	34%
Return on sales (ROS) = net income/sales

Operating margins
Sales	$132.6	$133.6	$115.4
Operating income	$55.7	$52.8	$37.9
OM	42%	40%	33%
Operating margins (OM) = operating income/sales

Cash costs
Cost of sales	$28.6	$38.7	$35.1
Other	$1.3	$(1.5)	$(0.3)

Total cash costs	$29.9	$37.2	$34.8
Gold ounces produced	0.367	0.428	0.419
Total cash costs per ounce	$82	$87	$83

Free cash flow
Net cash provided by operating activities	$66.0	$71.1	$70.1
Net cash used by investing activities	$(20.5)	$(37.5)	$(22.8)

Free cash flow	$45.5	$33.6	$47.3

MERIDIAN GOLD INC. 2003 ANNUAL REPORT

SUPPLEMENTARY DATA (CONTINUED)

MERIDIAN GOLD INC. MINERAL RESERVES AND MINERAL RESOURCES

	December 31, 2003					December 31, 2002
	Grade		Contained Ounces			Grade		Contained Ounces
	Tonnes	Gold	Silver	Gold	Silver	Tonnes	Gold	Silver	Gold	Silver
	(mils)	(g/t)	(g/t)	(K oz)	(K oz)	(mils)	(g/t)	(g/t)	(K oz)	(K oz)
El Peñón
Proven and probable reserves	6.0	9.1	176	1,759	34,033	5.1	11.0	176	1,792	28,782
Mineral resources
Measured and indicated	2.7	10.0	192	868	16,703	3.0	7.6	143	743	13,692
Inferred	0.6	8.0	213	145	3,845	0.9	10.4	241	312	7,263

Esquel
Proven and probable reserves	7.5	9.7	16	2,315	3,716	7.5	9.7	16	2,315	3,716
Mineral resources
Measured and indicated	3.0	3.5	7	346	687	3.0	3.5	7	346	687
Inferred	2.9	4.7	11	434	1,045	2.9	4.7	11	434	1,045

Rossi (40% share in 2003, 100% share in 2002)(1)
Proven and probable reserves	—	—	—	—	—	—	—	—	—	—
Mineral resources
Measured and indicated	0.2	15.4	—	109	—	1.7	11.6	—	628	—
Inferred	0.3	12.9	—	133	—	0.9	12.0	—	332	—

Jerritt Canyon (30% share)(2)
Proven and probable reserves	—	—	—	—	—	0.7	8.1	—	174	—
Mineral resources
Measured and indicated	—	—	—	—	—	1.3	9.5	—	389	—
Inferred	—	—	—	—	—	1.1	9.2	—	310	—

Total – Meridian’s share
Proven and probable reserves	13.5	9.4	87	4,074	37,749	13.3	10.0	76	4,281	32,498
Mineral resources
Measured and indicated	5.9	6.9	91	1,323	17,390	9.0	7.3	51	2,105	14,649
Inferred	3.8	5.9	41	712	4,890	5.8	7.4	45	1,388	8,308

Gold price assumption ($/oz)				$350					$325

Notes

(1) As discussed in the MD&A, Barrick Gold Corporation acquired a 60% ownership in the Rossi property during 2003.

(2) The Company sold its 30% interest in Jerritt Canyon during 2003.

Robin J. Young and Greg Walker are Licensed Professional Geologists, serving as the “Qualified Person” for the El Peñón and Esquel portions of this release as defined by the Canadian Securities Administrators’ National Instrument 43-101 (NI 43-101). Alex J. Davidson is a Licensed Professional Geologist, serving as the “Qualified Person” for the Rossi portions of this release.

MERIDIAN GOLD INC. 2003 ANNUAL REPORT

DIRECTORS

(LEFT TO RIGHT)

Gerard E. Munera
Private Investor

Malcolm W. MacNaught
Private Investor

Christopher R. Lattanzi
President,
Micon International Limited

David S. Robertson
Chairman of the Board
of Directors

Brian J. Kennedy
President and Chief
Executive Officer, Meridian
Gold Inc.

Carl L. Renzoni
Private Investor

John A. Eckersley
Private Investor

Gerard E. Munera(1)

Mr. Munera previously served as President and Chief Executive Officer of Minorco USA (an affiliate of Anglo American), a Senior Vice President of Corporate Planning and Development and Member of the Executive Committee of Rio Tinto, and CEO of Union Miniere (Brussels). Mr. Munera is a graduate of École Polytechnique, and an officer of the French Legion of Honor. His 40 years of business experience includes chairmanships and directorships of senior and junior, private and public companies in the U.S., Australia, Africa, Europe and South America. He currently serves on the boards of Dynamic Materials Corporation, Nevsun Resources Ltd., and Security Biometrics, Inc.

Malcolm W. MacNaught(3)

Mr. MacNaught is a private investor, who culminated a highly successful 28-year career in 1996 with Fidelity Investments where he managed the Fidelity Select Precious Metals and Minerals fund and the Fidelity Select American Gold Portfolio fund. He also acted as manager of Fidelity Advisor Global Resources. Mr. MacNaught received his B.A. (Economics) at Yale College and his M.B.A. from Northeastern University in Boston, Massachusetts.

Christopher R. Lattanzi(2, 3)

Mr. Lattanzi is a mining engineer and President of Micon International Limited, mineral industry consultants. He holds a B.Eng. (Mining) from the University of Melbourne and has nearly 40 years of experience in the planning and supervision of mining operations and as a consultant in the mining industry.

Dr. David S. Robertson(1, 3)

Chairman of the Board of Directors, Meridian Gold Inc.

Dr. Robertson is currently a consultant in the mining industry. His distinguished career in the mining industry has spanned over 30 years. Dr. Robertson is noted for his extensive knowledge and research on reserve classification, mineral evaluation and economic geology, and has acted as a consultant on several mining projects. He has served as a director for several mining companies and as President of the Canadian Institute of Mining, Metallurgy and Petroleum.

Brian J. Kennedy

President and Chief Executive Officer, Meridian Gold Inc.

Mr. Kennedy has been active in the gold industry since 1981. He guided Meridian Gold Inc. through a successful transition from FMC Gold Company to the independent, Canadian-based Meridian Gold Inc. Mr. Kennedy holds a B.S. from the U.S. Naval Academy and an M.B.A. from Harvard University.

Carl L. Renzoni(1, 2)

Mr. Renzoni retired from BMO Nesbitt Burns, where he had been employed since 1969 and most recently served as a managing director. He brings over 30 years of experience in the securities business specializing in the mining industry. Mr.Renzoni holds an Honors B.Sc. (Geology) from Queen’s University.

John A. Eckersley(1, 2)

Mr. Eckersley is a private investor and most recently held the position of Vice-President, Secretary and General Counsel of Placer Dome Inc., from which he retired in 1995 after 22 years of service. He holds a B.Sc. (Geology) and LL.B. from the University of British Columbia.

(1) Member of the Corporate Governance Committee

(2) Member of the Audit Committee

(3) Member of the Compensation Committee

MERIDIAN GOLD INC. 2003 ANNUAL REPORT

OFFICERS

(LEFT TO RIGHT)

Darrin L. Rohr
Vice-President, Human Resources
and Chief People Officer

Peter C. Dougherty
Vice President, Finance &
Chief Financial Officer

Edgar A. Smith
Vice President of Operations

Brian J. Kennedy
President and
Chief Executive Officer

Darcy E. Marud
Vice President of Exploration

Edward H. Colt
Executive Vice President

Wayne M. Hubert
Vice President,
Corporate Development &
Investor Relations

SHAREHOLDER INFORMATION

Corporate Offices

9670 Gateway Drive, Suite 200
Reno, NV 89521
Telephone: (775) 850-3777 or (800) 557-4699
Fax:              (775) 850-3733

Annual Meeting

The Company’s Annual Shareholder Meeting will be held at 4 p.m. on Tuesday, May 11, 2004 at the Toronto Stock Exchange Conference Centre located on the street level of The Exchange Tower, 130 King Street West (N.E. corner of King and York Streets), Toronto, Ontario, Canada.

Stock Exchange Listings

The Company’s Common Shares are listed and traded on the Toronto Stock Exchange under the symbol “MNG” and on the New York Stock Exchange under the symbol “MDG.”

Auditors

KPMG LLP
Denver, Colorado

Investor Relations

For public and media inquiries, or copies of the Company’s annual information form, annual report or quarterly reports, please contact Deborah L. Liston at (775) 850-3764 or (800) 572-4519, or visit the Company’s web site at www.meridiangold.com. The Company’s filings with the Ontario Securities Commission can be accessed on SEDAR at www.sedar.com. The Company’s filings with the U.S. Securities and Exchange Commission can be accessed at the SEC’s web site: www.sec.gov.

Transfer Agents and Registrars

Computershare Trust Company of Canada
Stock Transfer Department
1800 McGill College Avenue
Montreal, Quebec H3A 3K9
Telephone: (800) 332-0095 (Canada and U.S.) or
                     (514) 982-7000

Harris Trust Company of New York
Wall Street Plaza
88 Pine Street
New York, NY 10005
Telephone: (800) 332-0095

METRIC CONVERSION TABLE

To convert	To imperial measurement units	Multiply by
Tonnes	Short tons	1.10231
Tonnes	Long tons	0.98422
Tonnes	Pounds	2204.62
Tonnes	Ounces (troy)	32,150.7
Grams	Ounces (troy)	0.03215
Grams/tonne	Ounces (troy)/short ton	0.02917
Hectares	Acres	2.47105
Kilometers	Miles	0.62137
Meters	Feet	3.28084

Notes

Ounces (ozs.) are troy ounces; pounds (lbs.) are avoirdupois.
One pound is 14.58333 ounces.
One tonne is 2,204.62262 pounds.
One short ton is 2,000 pounds.

DESIGN: BRYAN MILLS GROUP       BRYANMILLS.COM